Filed Pursuant to Rule 424(b)(3)

Registration No. 333-103380

SIZELER PROPERTY INVESTORS, INC.

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

This prospectus supplement (the “Supplement”) is part of, and should be read in conjunction with, the prospectus dated March 25, 2003 (the “Prospectus”) relating to the Sizeler Property Investors, Inc. Direct Stock Purchase and Dividend Reinvestment Plan.

The changes described in this Supplement will become effective for the March 31, 2004 investment date.

The Company reserves the right, at any time, to offer a discount in its sole discretion after a review of current market conditions, the level of participation in the plan, and current and projected capital needs. Beginning with the March 31, 2004 investment date, the Company will offer a 3% discount on dividend reinvestment purchases, initial cash investments and optional cash investments under the plan. This discount will remain in effect until the Company files another prospectus supplement further amending the discount feature under the plan.

Information on the cover page of the Prospectus and in the Prospectus under the captions “Summary of the Plan — Discounts “ and the responses to Questions 9 and 26 under the heading “Terms and Conditions of the Direct Stock Purchase and Dividend Reinvestment Plan” should be read in light of the information contained in this Supplement.

March 11, 2004	Prospectus Dated March 25, 2003